Exhibit 3.1

THIRD AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VIVEON HEALTH ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

The undersigned, being a duly authorized officer of VIVEON HEALTH ACQUISITION CORP., (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is VIVEON HEALTH ACQUISITION CORP.

2.	The Corporation’s Certificate of Incorporation was originally filed in the office of the Secretary of State of the State of Delaware on August 7, 2020, and was subsequently amended and restated on December 22, 2020 (the “Amended and Restated Certificate of Incorporation”) and the Amended and Restated Certificate of Incorporation was amended on March 23, 2022 and on December 23, 2022.

3.	This Third Amendment to the Corporation’s current Amended and Restated Certificate of Incorporation further amends the current Amended and Restated Certificate of Incorporation of the Corporation.

4.	This Third Amendment to the Corporation’s current Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majority of the issued and outstanding stock at a meeting of stockholders in accordance with ARTICLE SIXTH of the Corporation’s current Amended and Restated Certificate of Incorporation and the provisions of Section 242 of the General Corporation Law of the State of Delaware (“DGCL”).

5.	The text of Article FIFTH, subsection E of the Corporation’s current Amended and Restated Certificate of Incorporation, is hereby amended and restated to read in full as follows:

“E. The Corporation shall, in its sole discretion, upon one calendar day advance notice prior to the applicable monthly deadline, extend the date by which the Corporation must consummate an initial Business Combination (i) up to six times, each such extension for an additional one month period, until December 31, 2023, and (ii) further extend the date by which the Company must consummate an initial Business Combination (without seeking additional approval from the stockholders) for up to an additional three months, from January 1, 2024 to March 31, 2024, each such extension for an additional one month period (the “Third Extended Date”). In the event that the Corporation does not consummate a Business Combination by the Third Extended Date, the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to the Trust Fund plus any interest earned on the funds held in the Trust Fund and not previously released to the Corporation and not necessary to pay its taxes divided by the total number of IPO Shares then outstanding.”

6.	The text of Article FIFTH, subsection H of the Corporation’s current Amended and Restated Certificate of Incorporation is hereby amended and restated to read in full as follows:

“H. If any amendment is made to this Article Fifth that would modify the substance or timing of the Corporation’s obligation to provide for the conversion of the IPO Shares in connection with an initial Business Combination or to redeem 100% of the IPO Shares if the Corporation has not consummated an initial Business Combination by the Third Extended Date, or with respect to any other provision in this Article Fifth, the holders of IPO Shares shall be provided with the opportunity to redeem their IPO Shares upon the approval of any such amendment, at the per-share price specified in paragraph C.”

IN WITNESS WHEREOF, I have signed this Third Amendment to the Corporation’s current Amended and Restated Certificate of Incorporation this 27th day of June, 2023.

Viveon Health Acquisition Corp.

By:	/s/ Jagi Gill
Name:	Jagi Gill
Title:	Chief Executive Officer